December 22, 2005

American Stock Exchange
86 Trinity Place
New York, New York   10006

Re:	Response to SEC Comment

Dear Mr. Choi;

        Pursuant to our conversation, we have reviewed EITF 04-2 and note the following:

In paragraph 11. of the Minutes, titled Transition, the Task Force states:

“this issue is effective for the first reporting period beginning after the Board ratification of the consensus becomes effective (refer to paragraph 12). Prior period amounts should be reclassified to conform to the requirements of this consensus. Any effects on the amortization or depreciation of mineral rights should be accounted for prospectively.” [paragraph 12 indicates that the effective date had not been finalized at that time]

        The FASB website, in the EITF section under “Effective dates of recent FASB pronouncements”, states that EITF 04-2 is effective for reporting periods beginning after April 29, 2004.

        Rubicon Minerals Corporation is a foreign private issuer and is required to file its annual reports on Form 20-F, due six (6) months after its financial year end, December 31. EITF 04-2 is effective for reporting periods beginning after April 29, 2004 or for Rubicon Minerals Corporation, beginning in its financial year beginning January 1, 2005.

        Accordingly, Rubicon Minerals Corporation will adopt the changes recommended by EITF 04-2, effective January 1, 2005. Rubicon Minerals Corporation’s financial statements included in its annual report for the year ending December 31, 2005 will reflect the changes to its accounting policies in accordance with EITF 04-2.

Yours truly,

Rubicon Minerals Corp.
/s/ Robert Lewis
Robert Lewis
Chief Financial Officer

cc:	Kenneth Sam, Dorsey & Whitney LLP